UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

Commission File Number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANTATORY NOTE

On February 9, 2024, Adagene Inc. (the “Company”) updated information reflected in a press release and an investor presentation, which is attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K, respectively. Representatives of the Company intend to use the updated presentation and information contained in the press release in meetings with investors from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
Name: Peter Luo
Title: Chief Executive Officer

Date: February 9, 2024

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release
99.2	Investor Presentation

4